Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATIONS

OF

SERIES B CONVERTIBLE PREFERRED STOCK OF

SYNAPTOGENIX, INC.

PURSUANT TO SECTION 242 OF THE

DELAWARE GENERAL CORPORATION LAW

This Certificate of Amendment to the Certificate of Designations of Series B Convertible Preferred Stock (the “Amendment”) is dated as of September 3, 2024.

WHEREAS, the board of directors (the “Board”) of Synaptogenix, Inc., a Delaware corporation (the “Corporation”), pursuant to the authority granted to it by the amended and restated certificate of incorporation of the Corporation (the “Certificate of Incorporation”), has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 15,000 authorized shares of preferred stock, classified as Series B Convertible Preferred Stock (the “Series B Preferred Stock”) and the Certificate of Designations of the Series B Convertible Preferred Stock (the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Delaware on November 21, 2022 evidencing such terms and amendments to the Certificate of Designations were filed with the Secretary of State of the State of Delaware on March 17, 2023, May 11, 2023 and September 22, 2023;

WHEREAS, pursuant to Section 32(b) of the Certificate of Designations, the Certificate of Designations or any provision thereof may be amended by obtaining the affirmative vote at a meeting called for such purpose, or written consent without a meeting in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), of the holders of at least a majority of the outstanding Series B Preferred Stock (the “Required Holders”), voting separately as a single class, and with such stockholder approval, if any, as may then be required pursuant to the DGCL and the Certificate of Incorporation;

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented, in accordance with the DGCL, on September 3, 2024, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Corporation and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Corporation as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1.    Section 33(tt) of the Certificate of Designations is hereby amended and restated to read as follows:

“Maturity Date” shall mean September 9, 2024; provided, however, the Maturity Date may be extended at the option of a Holder (i) in the event that, and for so long as, a Triggering Event shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in a Triggering Event or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date, provided further that if a Holder elects to convert some or all of its Preferred Shares pursuant to Section 4 hereof, and the Conversion Amount would be limited pursuant to Section 4(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of such Preferred Shares.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be signed by its duly authorized officer this 3rd day of September, 2024.

SYNAPTOGENIX, INC.

By:	/s/ Robert Weinstein
Name: Robert Weinstein
Title: Chief Financial Officer